SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ending 25th July 2007

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

Issued: Wednesday, 25th July 2007, London, U.K.

Results Announcement for the second quarter 2007

GSK reports second quarter EPS of 24.0p, up 11% CER (3% reported)
Share buy-back programme increased to £12 billion

GlaxoSmithKline plc (GSK) today announces its unaudited results for the second quarter ended 30th June 2007. The full results are presented under ‘Income Statement’ on pages 7 and 8, and are summarised below.

FINANCIAL RESULTS*

	Q2 2007	Q2 2006	Growth		H1 2007	H1 2006	Growth
	£m	£m	CER%	£%	£m	£m	CER%	£%

Turnover	5,674	5,811	3	(2)	11,266	11,624	3	(3)
Operating profit	1,929	1,911	9	1	4,095	4,085	10	–
Profit before tax	1,896	1,897	8	–	4,039	4,067	9	(1)
Earnings per share	24.0p	23.3p	11	3	51.0p	49.8p	12	2

SUMMARY*

•	Group turnover up 3% to £5.7 billion, with EPS up 11% CER
	–	Reported sterling growth adversely impacted by exchange rate movements

•	Pharmaceutical turnover level at £4.8 billion, key growth drivers offset impact of generic competition in the USA and a decrease in Avandia sales:
	–	Seretide/Advair +12% to £871 million	– Lamictal +18% to £271 million
	–	Vaccines +6% to £398 million	– Valtrex +14% to £226 million
	–	Avandia products -22% to £349 million	– Coreg +37% to £202 million

•	Continued progress on five key pharmaceutical product launches expected in 2007:
	–	Tykerb, for breast cancer, Coreg CR, for heart conditions, and Veramyst, for allergic rhinitis, all now launched in the USA
	–	Cervarix, for prevention of cervical cancer, launched in Australia and granted positive EU opinion
	–	Trexima for migraine – FDA action date on 1st August

•	Consumer Healthcare delivers record quarterly sales growth, up 18% to £899 million:
	–	OTC sales up 29% to £446 million with successful US launch of alli, the new OTC weight loss treatment, which generated sales of £76 million
	–	Strong growth of key products, Lucozade, Aquafresh and Sensodyne; sales up 17% to £248 million

•	Q2 dividend of 12p announced

•	Share buy-back programme increased to £12 billion with completion expected over two-years

Commenting on the performance in the quarter and GSK’s outlook, JP Garnier, Chief Executive Officer, said: “GSK has delivered a good earnings performance in a challenging quarter. Whilst some uncertainty remains around Avandia, we stand firm in our belief that it is an effective and valuable treatment for patients with diabetes. We continue to see very good progress across the rest of our portfolio with the successful launch of alli and five major pharmaceutical products already completed this year. This is strong evidence of our pipeline’s momentum and its ability to create long-term value for GSK. We also continue to accelerate returns to shareholders and have today increased our share buy-back programme to £12 billion”.

*	The Group's practice is to discuss its results in terms of constant exchange rate (CER) growth. All commentaries compare 2007 results with 2006 in CER terms unless otherwise stated. See 'Accounting Presentation and Policies' on page 21.

PHARMACEUTICAL UPDATE

Total pharmaceutical turnover was level at £4.8 billion. In the United States, turnover fell 2% to £2.3 billion, impacted by continued generic competition to Zofran and Wellbutrin XL and a decline in Avandia sales.

In Europe turnover was up 1% to £1.4 billion, with sales growth of newer products offsetting generic competition to older products and further price cuts mandated by European governments. Sales in International were £1 billion, up 3%, with growth impacted by lower sales of Avandia in some markets and a reduction in vaccine tender orders.

Seretide/Advair sales of £871 million; EU label extended for broader use in COPD patients

Total sales of Seretide/Advair, for asthma and COPD, were up 12% to £871 million. In the USA, sales grew 11% to £467 million, with continued expansion into the COPD market helping to maintain volume growth in prescriptions. In Europe, sales grew 8% to £313 million. In International markets, sales grew 25% to £91 million, with £5 million of sales contributed from Japan, following launch of the product in June.

In July, following a review of the TORCH (TOwards a Revolution in COPD Health) study data, European regulatory authorities granted a licence extension for Seretide for use in a broader population of COPD patients and inclusion of the study results in the label. On 1st May, an FDA Advisory Committee also reviewed the TORCH data and unanimously agreed that the Advair 500/50µg strength dose significantly reduced the risk of exacerbations in COPD patients. The FDA’s review of the TORCH data is ongoing with an action date of 10th August.

Vaccine sales of £398 million; strong US performance of Infanrix/Pediarix and hepatitis vaccines

In the USA, vaccine sales rose 27% to £105 million. Sales growth was largely driven by continued good performance of Infanrix/Pediarix, GSK’s combination vaccines for children (+44% to £51 million), and hepatitis vaccines (+21% to £47 million).

Total sales in Europe and International were £293 million, level with last year and adversely impacted by the loss and phasing of vaccine tenders. Rotarix, GSK’s vaccine to prevent gastroenteritis caused by rotavirus, contributed sales of £15 million during the quarter.

The company expects to see an improvement in growth for the vaccines business in the second half of 2007, driven by sales from existing flu vaccines (Fluarix/FluLaval), and GSK’s new pre-pandemic flu vaccine, together with further sales of Rotarix and expected launches of Cervarix.

Avandia sales declined 22% to £349 million

Sales of the Avandia product group, for the treatment of type 2 diabetes, fell 22% to £349 million following publication in May of a meta-analysis which raised concerns of possible cardiovascular side effects.

GSK strongly disputes the conclusions drawn from this meta-analysis. The company has conducted clinical trials of Avandia in over 52,000 patients. Data from these trials, which include large-scale, long-term studies, have demonstrated that Avandia has a comparable cardiovascular profile to other anti-diabetic medicines, with the exception of congestive heart failure, a well known risk associated with the thiazolidinedione (TZD) class. Additionally, data from large, managed care databases have shown no increased cardiovascular risk for Avandia. On the 30th July, the FDA intends to hold an Advisory Committee meeting to discuss the potential cardiovascular risks associated with the use of TZDs, with a specific focus on Avandia.

Performance for the quarter was impacted most in the USA, where sales declined 31% to £226 million. Reported US sales growth was also impacted by comparison to a strong performance in Q2 2006 (when sales grew 33%), which benefited from restocking of Avandia and Avandamet. For the week-ending 13th July 2007, Avandia’s share of new and total retail prescriptions in the oral anti-diabetic market was 6.2% and 7.4%, respectively compared with shares of 11.5% and 11.7% respectively for the week-ending 18th May 2007. These represent decreases of approximately 46% and 37% in the volume of new and total prescriptions since the publication of the meta-analysis.

Sales in Europe grew 20% to £63 million driven by growing use of Avandamet with limited impact on performance to date from the published meta-analysis. Sales in International markets declined 9% to £60 million.

Lamictal, Valtrex, and Coreg – combined sales grew 22% to £699 million

Sales of Lamictal, for the treatment of epilepsy and bipolar disorder, grew 18% to £271 million, driven by strong sales performance in the USA, up 28% to £221 million. Sales of Valtrex, for herpes, rose 14% to £226 million, with US sales up 16% to £161 million.

Sales of Coreg and Coreg CR, for heart conditions, were £202 million, up 37%. Based on the most recent retail prescription data, Coreg CR now represents over 21% of new prescriptions for the total Coreg franchise.

Avodart, Requip, Boniva and Arixtra delivered combined turnover of £213 million, up 54%

Sales of Requip, for Parkinson’s disease and restless legs syndrome, grew 41% to £84 million in the quarter. Avodart, for benign prostatic hyperplasia (enlarged prostate), continued to perform strongly with sales up 39% to £67 million. GSK’s share of the co-promotion income for Boniva/Bonviva, the only once-monthly medicine for post-menopausal osteoporosis, was £36 million.

Sales of Arixtra, a once-daily anticoagulant, doubled to £26 million. During the quarter, GSK received a positive opinion from EU regulatory authorities to extend use of Arixtra for the treatment of patients with acute coronary syndrome. In June, GSK launched Arixtra in Japan for the prevention of venous thromboembolism.

Successful new NCE launches – Tykerb/Tyverb, Veramyst and Altabax

Sales of Tykerb/Tyverb, for breast cancer, were £12 million in the quarter following launch in the USA at the end of March. During the quarter, GSK gained approval of Tykerb/Tyverb in Australia and Switzerland.

Veramyst, a new once-daily nasal spray for the treatment of seasonal and year-round allergy symptoms in adults and children as young as two years of age, was launched in the USA in June. Altabax, for impetigo, was launched in the USA in May. In June, Altabax was approved for use in treatment of impetigo and other skin infections in Europe, where it will be known as Altargo.

Other products

Total sales of HIV products were £364 million, down 3%, reflecting competition to older products, Combivir (-13% to £117 million) and Epivir (-21% to £40 million), partially offset by strong sales growth from new products Epzicom/Kivexa (+43% to £79 million) and Lexiva (+9% to £33 million).

Sales of Relenza, GSK’s anti-viral for influenza, were £67 million reflecting continuing demand from governments to stockpile it for use in the event of a flu pandemic.

Sales of Zofran (-76% to £55 million), Flixonase/Flonase (-15% to £55 million) and Wellbutrin XL (-40% to £117 million ) decreased as a result of generic competition to these products.

PHARMACEUTICAL PIPELINE UPDATE

Oncology seminar

On 18th June, GSK held a seminar for investors and analysts on its expanding oncology portfolio and announced that the company expects to launch up to 5 major new compounds between 2007 and 2010 in cancer prevention, treatment and supportive care across a broad range of cancer types:

•	Cervarix for prevention of cervical cancer
•	Pazopanib for renal cell carcinoma
•	Promacta for thrombocytopenia (initially ITP)
•	Rezonic for post-operative and chemotherapy-induced nausea and vomiting
•	Ofatumumab (HuMax-CD20) for follicular lymphoma (F-NHL) and chronic lymphocytic leukemia (CLL).

Approvals and filings

So far this year, GSK has successfully launched in the USA: Tykerb for breast cancer, Coreg CR for heart conditions, Veramyst for allergic rhinitis and Altabax for impetigo. GSK continues to see good progress of other key late-stage assets, including:

Cervarix – in July GSK launched Cervarix, for prevention of cervical cancer, in Australia for use in females aged 10 to 45 years. A positive opinion was also received from European regulatory authorities in July.

Trexima – the FDA action date for Trexima, a new treatment for migraine, is 1st August. Subject to approval, GSK plans to launch Trexima in Q3 2007.

Gepirone ER – in May, the FDA accepted the amended new drug application for the use of Gepirone ER to treat major depressive disorder and the file is under review. The FDA action date is 2nd November.

Rotarix – was filed in the USA in May. If approved, Rotarix will be the only vaccine against rotavirus induced gastroenteritis in the USA that offers completion of dosing by four months of age. Rotarix is already approved in Europe and many International markets.

Kinrix (DTaP-IPV combination vaccine) – a filing for potential use as a paediatric booster vaccine, to immunise children of 4 to 6 years of age, was accepted by the FDA in June.

CONSUMER HEALTHCARE UPDATE

Record quarterly sales growth of 18% to £899 million, driven by strong performance of OTC medicines and key brands, Lucozade, Aquafresh and Sensodyne

Second quarter sales grew 18% to £899 million with all regions contributing strong sales growth. In North America sales grew 51% to £278 million benefiting from the successful launch of alli. In Europe, sales grew 5% to £384 million and International sales were up 10% to £237 million.

•	Over-the-counter (OTC) medicine sales grew 29% to £446 million driven by the successful US launch of alli in June, which contributed sales of £76 million and strong growth of Panadol, up 12% to £57 million. Sales of newly acquired brands, BreatheRight and FiberChoice, were £18 million for the quarter.

•	Oral care sales grew 9% to £266 million. Sales of Sensodyne grew 13% to £74 million, benefiting from the new Pronamel product. Sales of the Aquafresh product line grew 20% to £80 million benefiting from the launch of Aquafresh White Trays and new toothpaste Aquafresh White & Shine.

•	Nutritional healthcare products sales grew 9% to £187 million. Lucozade grew 17% to £94 million benefiting from the launch of new flavours. Sales of Horlicks grew 14% to £42 million and sales of Ribena declined 9% to £41 million.

FINANCIAL REVIEW

These results have been prepared under International Financial Reporting Standards as adopted for use in the European Union (see ‘Accounting Presentation and Policies’ on page 21).

Balance sheet review

GSK has recently completed a review of its balance sheet and current levels of debt financing. The review considered the future financing requirements of the company, including the need to retain strategic flexibility, a capacity to absorb unforeseen costs, retention of a debt rating which allows unrestricted access to the debt markets, the Group’s current tax structure and limits on tax deductibility which restrict potential earnings per share enhancement derived from increased debt.

Share buy-back programme

The review has concluded that it is in the interests of shareholders for the company to increase the level of debt carried on its balance sheet by initiating a significantly increased return of capital. Having considered several options, the company has concluded that the most efficient mechanism for returning this capital should be via a substantial increase in its share buy-back programme. Consequently GSK is increasing its share buy-back programme to £12 billion (representing a £7.7 billion net increase compared to continuation of the existing programme). This is expected to be completed over the next two years.

GSK continues to believe that the company’s strategy of building an innovative R&D pipeline of new products will deliver long-term value to shareholders. GSK will continue to align its financial policy towards this objective, whilst continuing to seek to improve financial returns to shareholders.

Dividends

The company will also continue to increase cash returns to shareholders through its dividend policy. Dividends remain an essential component of total shareholder return and the company is committed to growing its dividend over the long-term.

The Board has declared a Q2 2007 dividend of 12 pence per share. This compares with a dividend of 11 pence per share for Q2 2006. The equivalent interim dividend receivable by ADR holders is 49.4712 cents per ADS based on an exchange rate of £1/$2.0613. The ex-dividend date will be 1st August 2007, with a record date of 3rd August 2007 and a payment date of 11th October 2007.

Operating profit and earnings per share

Operating profit of £1,929 million increased by 9% in CER terms compared with Q2 2006 and was above turnover growth of 3% in CER terms, reflecting lower R&D costs and higher other operating income.

Other operating income was £97 million in Q2 2007 (Q2 2006: £45 million), including royalty income of £49 million, (an increase of £27 million) and a reduction in the fair value charge in respect of financial instruments, partially offset by lower asset disposal profits.

In the quarter, gains from asset disposals were £55 million (£91 million in 2006), costs for legal matters were £103 million (£123 million in 2006), fair value movements on financial instruments resulted in a charge of £12 million (charge of £69 million in 2006) and charges related to restructuring programmes were £27 million (gain of £4 million in 2006).

Profit after taxation grew by 10% in CER terms, 1% above the growth in operating profit due to a lower expected tax rate for the year, partially offset by higher net interest costs.

EPS of 24.0 pence increased 11% in CER terms (3% in sterling terms) compared with Q2 2006. The adverse currency impact of 8% on EPS reflected the strength of sterling against the US dollar and most other major currencies.

Currencies

The Q2 2007 results are based on average exchange rates, principally £1/$1.98, £1/Euro 1.47 and £1/Yen 240. The period-end exchange rates were £1/$2.01, £1/Euro 1.49 and £1/Yen 248. If exchange rates were to hold at the Q2 2007 average level for the remainder of 2007, the adverse currency impact on EPS growth for the full-year would be around 6%.

2007 earnings guidance

The company recognises uncertainty around future sales of Avandia, but is currently making no change to its earnings guidance for 2007 which remains earnings per share growth of 8% to 10% at constant exchange rates.

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Philip Thomson	(020) 8047 5502
		Joss Mathieson	(020) 8047 5502

	US Media	Nancy Pekarek	(215) 751 7709
		Mary Anne Rhyne	(919) 483 2839
		Alice Hunt	(215) 751 7709

	European Analyst / Investor	David Mawdsley	(020) 8047 5564
		Sally Ferguson	(020) 8047 5543

	US Analyst / Investor	Frank Murdolo	(215) 751 7002
		Tom Curry	(215) 751 5419

Brand names appearing in italics throughout this document are trademarks of GSK or associated companies with the exception of Levitra, a trademark of Bayer, Bonviva/Boniva, a trademark of Roche, HuMax-CD20, a trademark of Genmab and Vesicare, a trademark of Astellas Pharmaceuticals in many countries and of Yamanouchi Pharmaceuticals in certain countries which are used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report 2006.

INCOME STATEMENT
Three months ended 30th June 2007

	Q2 2007	Growth	Q2 2006
	£m	CER%	£m

Turnover:
Pharmaceuticals	4,775	–	5,021
Consumer Healthcare	899	18	790

TURNOVER	5,674	3	5,811

Cost of sales	(1,212)	3	(1,209)

Gross profit	4,462	3	4,602

Selling, general and administration	(1,841)	3	(1,883)
Research and development	(789)	(4)	(853)
Other operating income	97		45

Operating profit:
Pharmaceuticals	1,749	9	1,748
Consumer Healthcare	180	15	163

OPERATING PROFIT	1,929	9	1,911

Finance income	77		67
Finance expense	(121)		(93)
Share of after tax profits of associates and joint ventures	11		12

PROFIT BEFORE TAXATION	1,896	8	1,897

Taxation	(541)		(560)
Tax rate %	28.5%		29.5%

PROFIT AFTER TAXATION FOR THE PERIOD	1,355	10	1,337

Profit attributable to minority interests	22		22
Profit attributable to shareholders	1,333		1,315

	1,355		1,337

EARNINGS PER SHARE	24.0p	11	23.3p

Diluted earnings per share	23.7p		23.0p

INCOME STATEMENT
Six months ended 30th June 2007

	H1 2007	Growth	H1 2006	2006
	£m	CER%	£m	£m

Turnover:
Pharmaceuticals	9,581	2	10,066	20,078
Consumer Healthcare	1,685	14	1,558	3,147

TURNOVER	11,266	3	11,624	23,225

Cost of sales	(2,446)	8	(2,343)	(5,010)

Gross profit	8,820		9,281	18,215

Selling, general and administration	(3,514)	1	(3,706)	(7,257)
Research and development	(1,515)	(1)	(1,606)	(3,457)
Other operating income	304		116	307

Operating profit:
Pharmaceuticals	3,777	10	3,782	7,125
Consumer Healthcare	318	11	303	683

OPERATING PROFIT	4,095	10	4,085	7,808

Finance income	135		140	287
Finance expense	(217)		(185)	(352)
Share of after tax profits of associates and joint ventures	26		27	56

PROFIT BEFORE TAXATION	4,039	9	4,067	7,799

Taxation	(1,151)		(1,200)	(2,301)
Tax rate %	28.5%		29.5%	29.5%

PROFIT AFTER TAXATION FOR THE PERIOD	2,888	11	2,867	5,498

Profit attributable to minority interests	41		50	109
Profit attributable to shareholders	2,847		2,817	5,389

	2,888		2,867	5,498

EARNINGS PER SHARE	51.0p	12	49.8p	95.5p

Diluted earnings per share	50.4p		49.2p	94.5p

 PHARMACEUTICAL TURNOVER
Three months ended 30th June 2007

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	1,260	8	593	10	452	4	215	8
Seretide/Advair	871	12	467	11	313	8	91	25
Flixotide/Flovent	151	(2)	65	3	41	(9)	45	(4)
Serevent	70	(1)	18	(5)	35	(3)	17	6
Flixonase/Flonase	55	(15)	25	(26)	16	(6)	14	–

CENTRAL NERVOUS SYSTEM	828	(3)	586	(2)	128	(14)	114	2
Seroxat/Paxil	140	(4)	34	(8)	32	(13)	74	1
Paxil IR	103	(8)	2	(75)	32	(13)	69	1
Paxil CR	37	8	32	9	–	–	5	–
Wellbutrin	132	(40)	128	(41)	–	–	4	(20)
Wellbutrin IR, SR	15	(41)	12	(46)	–	–	3	–
Wellbutrin XL	117	(40)	116	(40)	–	–	1	(50)
Imigran/Imitrex	167	2	136	10	22	(27)	9	(9)
Lamictal	271	18	221	28	36	(22)	14	15
Requip	84	41	59	54	22	10	3	67

ANTI-VIRALS	755	11	366	15	230	7	159	9
HIV	364	(3)	159	(5)	156	(3)	49	6
Combivir	117	(13)	50	(13)	51	(12)	16	(20)
Trizivir	60	(13)	32	(11)	24	(10)	4	(40)
Epivir	40	(21)	12	(22)	18	(24)	10	(10)
Ziagen	27	(3)	11	–	10	(10)	6	–
Agenerase, Lexiva	33	9	19	11	13	8	1	–
Epzicom/Kivexa	79	43	36	22	36	57	7	>100

Herpes	252	11	162	15	38	6	52	2
Valtrex	226	14	161	16	30	7	35	8
Zovirax	26	(10)	1	(50)	8	–	17	(10)

Zeffix	44	15	3	33	6	–	35	16
Relenza	67	>100	34	>100	26	>100	7	–

METABOLIC	420	(16)	252	(27)	79	31	89	(3)
Avandia products	349	(22)	226	(31)	63	20	60	(9)
Avandia	249	(35)	169	(42)	31	(3)	49	(17)
Avandamet	85	41	45	30	31	52	9	67
Avandaryl	15	>100	12	>100	1	–	2	–
Bonviva/Boniva	36	>100	26	75	10	>100	–	–

VACCINES	398	6	105	27	178	3	115	(3)
Hepatitis	128	10	47	21	59	5	22	–
Influenza	4	(43)	–	–	–	–	4	(57)
Infanrix/Pediarix	135	9	51	44	66	(13)	18	36
Boostrix	14	–	7	(11)	5	25	2	–
Rotarix	15	>100	–	–	6	>100	9	>100

CARDIOVASCULAR AND UROGENITAL	439	22	292	39	103	3	44	(13)
Coreg	202	37	199	37	–	–	3	–
Coreg CR	10	–	9	–	–	–	1	–
Coreg IR	192	30	190	30	–	–	2	–
Levitra	11	44	11	50	–	–	–	–
Avodart	67	39	40	47	21	24	6	50
Arixtra	26	>100	14	>100	10	83	2	–
Fraxiparine	45	(18)	–	–	40	(15)	5	(33)
Vesicare	12	86	12	86	–	–	–	–

ANTI-BACTERIALS	310	(2)	49	17	131	(11)	130	2
Augmentin	120	(8)	17	(6)	52	(20)	51	6

ONCOLOGY AND EMESIS	126	(55)	75	(65)	34	(17)	17	(14)
Zofran	55	(76)	25	(86)	17	(42)	13	(13)
Hycamtin	28	4	16	–	10	22	2	(50)
Tykerb	12	–	10	–	2	–	–	–

OTHER	239	3	9	(59)	67	6	163	11
Zantac	40	(31)	5	(74)	11	(14)	24	(11)

	4,775	–	2,327	(2)	1,402	1	1,046	3

Pharmaceutical turnover includes co-promotion income.

PHARMACEUTICAL TURNOVER
Six months ended 30th June 2007

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	2,484	4	1,175	3	884	4	425	9
Seretide/Advair	1,706	11	926	12	607	8	173	19
Flixotide/Flovent	306	(4)	136	(3)	83	(9)	87	1
Serevent	135	(3)	37	(7)	67	(6)	31	6
Flixonase/Flonase	118	(37)	50	(60)	29	(3)	39	10

CENTRAL NERVOUS SYSTEM	1,624	(3)	1,151	–	256	(18)	217	4
Seroxat/Paxil	274	(7)	71	(16)	66	(15)	137	4
Paxil IR	196	(8)	2	(86)	66	(15)	128	4
Paxil CR	78	(2)	69	(4)	–	–	9	11
Wellbutrin	264	(37)	256	(37)	1	–	7	(13)
Wellbutrin IR, SR	38	(22)	32	(24)	1	–	5	–
Wellbutrin XL	226	(38)	224	(39)	–	–	2	(33)
Imigran/Imitrex	333	2	272	11	43	(34)	18	(5)
Lamictal	521	18	421	29	71	(23)	29	14
Requip	164	45	115	62	43	10	6	60

ANTI-VIRALS	1,523	15	751	21	456	9	316	12
HIV	723	(3)	323	(2)	308	(4)	92	(1)
Combivir	232	(13)	100	(11)	100	(14)	32	(17)
Trizivir	122	(10)	64	(7)	51	(13)	7	(13)
Epivir	81	(24)	26	(24)	36	(27)	19	(17)
Ziagen	53	(7)	22	(4)	19	(10)	12	(7)
Agenerase, Lexiva	68	12	39	16	26	8	3	–
Epzicom/Kivexa	154	50	71	28	69	67	14	>100

Herpes	502	14	328	22	74	4	100	(1)
Valtrex	450	17	325	22	58	9	67	4
Zovirax	52	(11)	3	(25)	16	(11)	33	(10)

Zeffix	84	15	6	17	12	9	66	16
Relenza	159	>100	78	>100	58	>100	23	>100

METABOLIC	896	1	569	(6)	150	28	177	8
Avandia products	763	(4)	520	(10)	120	16	123	11
Avandia	564	(18)	401	(24)	62	(3)	101	1
Avandamet	168	96	92	>100	57	45	19	91
Avandaryl	31	100	27	88	1	–	3	>100
Bonviva/Boniva	68	>100	49	80	19	>100	–	–

VACCINES	766	6	187	19	350	4	229	–
Hepatitis	241	7	79	11	115	4	47	9
Influenza	5	(38)	–	–	–	–	5	(38)
Infanrix/Pediarix	269	12	94	30	139	(2)	36	31
Boostrix	27	17	14	14	9	29	4	–
Rotarix	29	>100	–	–	10	>100	19	82

CARDIOVASCULAR AND UROGENITAL	878	17	595	25	203	5	80	(3)
Coreg	419	20	414	20	–	–	5	33
Coreg CR	24	–	23	–	–	–	1	–
Coreg IR	395	13	391	13	–	–	4	33
Levitra	25	40	24	50	–	–	1	–
Avodart	130	43	81	55	39	18	10	57
Arixtra	46	>100	25	>100	19	100	2	–
Fraxiparine	92	(12)	–	–	82	(9)	10	(31)
Vesicare	23	79	23	79	–	–	–	–

ANTI-BACTERIALS	658	(2)	102	4	306	(6)	250	–
Augmentin	267	(9)	41	(10)	125	(14)	101	–

ONCOLOGY AND EMESIS	273	(50)	175	(59)	66	(18)	32	(21)
Zofran	142	(68)	81	(77)	37	(38)	24	(26)
Hycamtin	58	9	35	5	19	25	4	(25)
Tykerb	16	–	13	–	3	–	–	–

OTHER	479	4	41	(4)	123	2	315	6
Zantac	88	(25)	21	(43)	21	(21)	46	(14)

	9,581	2	4,746	1	2,794	1	2,041	5

Pharmaceutical turnover includes co-promotion income.

CONSUMER HEALTHCARE TURNOVER
Three months ended 30th June 2007

	Q2 2007	Growth
	£m	CER%

Over-the-counter medicines	446	29
Analgesics	103	7
Dermatological	44	2
Gastrointestinal	66	11
Respiratory tract	44	31
Smoking control	75	(5)
Natural wellness support	29	(3)
Weight management	76	–

Oral care	266	9
Nutritional healthcare	187	9

Total	899	18

CONSUMER HEALTHCARE TURNOVER
Six months ended 30th June 2007

	H1 2007	Growth
	£m	CER%

Over-the-counter medicines	821	18
Analgesics	200	9
Dermatological	84	5
Gastrointestinal	132	11
Respiratory tract	100	39
Smoking control	153	(7)
Natural wellness support	59	(3)
Weight management	76	–

Oral care	514	9
Nutritional healthcare	350	10

Total	1,685	14

FINANCIAL REVIEW – INCOME STATEMENT

Operating profit

		Q2 2007		Q2 2006		Growth

		% of		% of
	£m	turnover	£m	turnover	CER%	£%

Turnover	5,674	100.0	5,811	100.0	3	(2)

Cost of sales	(1,212)	(21.4)	(1,209)	(20.8)	3	–
Selling, general and administration	(1,841)	(32.4)	(1,883)	(32.4)	3	(2)
Research and development	(789)	(13.9)	(853)	(14.7)	(4)	(8)
Other operating income	97	1.7	45	0.8

Operating profit	1,929	34.0	1,911	32.9	9	1

Overall, the operating margin increased 1.1 percentage points, as sterling operating profit increased 1% while sterling turnover declined 2% reflecting lower costs and higher other operating income.

Cost of sales increased as a percentage of turnover by 0.6 percentage points. At constant exchange rates, the cost of sales increase was in line with turnover growth.

SG&A costs as a percentage of turnover were flat compared with Q2 2006 as further cost control in the Pharmaceuticals business was more than offset by increased advertising and promotional expenditure in Consumer Healthcare.

R&D expenditure declined 4% reflecting lower asset write offs. Excluding these asset write offs, costs were broadly in line with last year. Pharmaceuticals R&D expenditure represented 16.0% (2006: 16.4%) of pharmaceutical turnover.

Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to financial instruments. Other operating income was £97 million in Q2 2007 (Q2 2006: £45 million). The increase is primarily due to a reduction in the charge in respect of the Quest collar and Theravance options and higher royalty income (an increase of £27 million, compared with last year), partially offset by lower asset disposal profits.

Taxation

The charge for taxation on profit, amounting to £541 million, represents an effective tax rate of 28.5%, which is the expected rate for the year.

As reported in the 'Taxation' note to the Financial Statements included in the Annual Report 2006 the Group has open issues with the revenue authorities in the UK, Canada and Japan.

On 28th March 2007, the Japanese Tax Court announced its decision in favour of the Tokyo Regional Tax Board. The decision will not have any significant impact on the company’s tax rate for the year. GSK has paid and provided for all taxes due and has filed an appeal which will be heard by the Japanese High Court in September 2007. The company is still awaiting the court's judgement in Canada. GSK continues to be in discussion with UK HMRC on outstanding UK issues.

GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Weighted average number of shares

	Q2 2007	Q2 2006
	millions	millions

Weighted average number of shares – basic	5,574	5,656
Dilutive effect of share options and share awards	51	73

Weighted average number of shares – diluted	5,625	5,729

	H1 2007	H1 2006	2006
	millions	millions	millions

Weighted average number of shares – basic	5,587	5,657	5,643
Dilutive effect of share options and share awards	59	71	57

Weighted average number of shares – diluted	5,646	5,728	5,700

The number of shares in issue, excluding those held by the ESOP Trusts and those held as Treasury shares at 30th June 2007, was 5,550 million (30th June 2006: 5,648 million).

Dividends

	Paid/	Pence per
	payable	share	£m

2007

First interim	12th July 2007	12	670
Second interim	11th October 2007	12	666

2006

First interim	6th July 2006	11	619
Second interim	5th October 2006	11	620
Third interim	4th January 2007	12	671
Fourth interim	12th April 2007	14	785

		48	2,695

The liability for an interim dividend is only recognised when it is paid, which is usually after the accounting period to which it relates. The first and second interim dividends for 2007 have not been recognised in these results.

STATEMENT OF RECOGNISED INCOME AND EXPENSE

	H1 2007	H1 2006	2006
	£m	£m	£m

Exchange movements on overseas net assets	(38)	(234)	(390)
Tax on exchange movements	(4)	(107)	(78)
Fair value movements on available-for-sale investments	(19)	1	84
Deferred tax on fair value movements on available-for-sale investments	(5)	(2)	(15)
Exchange movements on goodwill in reserves	13	9	31
Actuarial gains on defined benefit plans	1,141	644	429
Deferred tax on actuarial movements in defined benefit plans	(337)	(211)	(161)
Fair value movements on cash flow hedges	(8)	(2)	(5)
Deferred tax on fair value movements on cash flow hedges	3	1	2

Net gains/(losses) recognised directly in equity	746	99	(103)

Profit for the period	2,888	2,867	5,498

Total recognised income and expense for the period	3,634	2,966	5,395

Total recognised income and expense for the period attributable to:
Shareholders	3,584	2,937	5,307
Minority interests	50	29	88

	3,634	2,966	5,395

BALANCE SHEET

	30th June 2007	30th June 2006	31st December 2006
	£m	£m	£m
ASSETS
Non-current assets
Property, plant and equipment	7,215	6,731	6,930
Goodwill	956	685	758
Other intangible assets	3,688	3,227	3,293
Investments in associates and joint ventures	309	283	295
Other investments	576	341	441
Deferred tax assets	2,173	2,001	2,123
Other non-current assets	939	568	721

Total non-current assets	15,856	13,836	14,561

Current assets
Inventories	2,758	2,403	2,437
Current tax recoverable	68	477	186
Trade and other receivables	5,229	4,991	5,317
Liquid investments	1,022	997	1,035
Cash and cash equivalents	1,894	3,782	2,005
Assets held for sale	3	2	12

Total current assets	10,974	12,652	10,992

TOTAL ASSETS	26,830	26,488	25,553

LIABILITIES
Current liabilities
Short-term borrowings	(1,175)	(556)	(718)
Trade and other payables	(4,516)	(4,493)	(4,871)
Current tax payable	(783)	(2,270)	(621)
Short-term provisions	(733)	(929)	(1,055)

Total current liabilities	(7,207)	(8,248)	(7,265)

Non-current liabilities
Long-term borrowings	(5,023)	(4,878)	(4,772)
Deferred tax provision	(917)	(650)	(595)
Pensions and other post-employment benefits	(1,422)	(2,385)	(2,339)
Other provisions	(813)	(668)	(528)
Other non-current liabilities	(407)	(625)	(406)

Total non-current liabilities	(8,582)	(9,206)	(8,640)

TOTAL LIABILITIES	(15,789)	(17,454)	(15,905)

NET ASSETS	11,041	9,034	9,648

EQUITY
Share capital	1,505	1,496	1,498
Share premium account	1,183	768	858
Retained earnings	7,820	6,708	6,965
Other reserves	288	(157)	65

Shareholders’ equity	10,796	8,815	9,386
Minority interests	245	219	262

TOTAL EQUITY	11,041	9,034	9,648

RECONCILIATION OF MOVEMENTS IN EQUITY

	H1 2007	H1 2006	2006
	£m	£m	£m

Total equity at beginning of period	9,648	7,570	7,570
Total recognised income and expense for the period	3,634	2,966	5,395
Dividends to shareholders	(1,456)	(1,359)	(2,598)
Shares issued	332	224	316
Shares purchased and held as Treasury shares	(1,250)	(512)	(1,348)
Consideration received for shares transferred by ESOP Trusts	84	103	151
Share-based incentive plans net of tax	116	111	247
Changes in minority interest shareholdings	–	(3)	2
Distributions to minority shareholders	(67)	(66)	(87)

Total equity at end of period	11,041	9,034	9,648

FINANCIAL REVIEW – BALANCE SHEET

Net assets

The book value of net assets increased by £1,393 million from £9,648 million at 31st December 2006 to £11,041 million at 30th June 2007. This was principally attributable to a decrease in pension and other post-employment liabilities which reflected an increase in the rate used to discount UK pension liabilities from 5.0% to 5.75%. As at 30th June 2007, the net deficit on the Group’s pension plans was £19 million, although it should be noted that the Group’s annual review of assumptions, including, inter alia, mortality assumptions, will be carried out in December 2007.

The carrying value of investments in associates and joint ventures at 30th June 2007 was £309 million, with a market value of £972 million.

Equity

At 30th June 2007, total equity had increased from £9,648 million at 31st December 2006 to £11,041 million. The increase arose principally from retained earnings and actuarial gains on defined benefit pension plans in the period and was partially offset by further purchases of Treasury shares.

At 30th June 2007, the ESOP Trusts held 145.1 million GSK shares against the future exercise of share options and share awards. The carrying value of £1,743 million has been deducted from other reserves. The market value of these shares was £1,894 million.

In Q2 2007, GSK repurchased £601 million of Treasury shares. At 30th June 2007, the company held 325.5 million Treasury shares at a cost of £4,397 million, which has been deducted from retained earnings.

CASH FLOW STATEMENT
Three months ended 30th June 2007

	Q2 2007	Q2 2006
	£m	£m

Profit after tax	1,355	1,337
Tax on profits	541	560
Share of after tax profits of associates and joint ventures	(11)	(12)
Finance income/expense	44	26
Depreciation and other non-cash items	250	352
Increase in working capital	(164)	(128)
Increase/(decrease) in other net liabilities	93	(54)

Cash generated from operations	2,108	2,081

Taxation paid	(723)	(959)

Net cash inflow from operating activities	1,385	1,122

Cash flow from investing activities
Purchase of property, plant and equipment	(372)	(297)
Proceeds from sale of property, plant and equipment	–	7
Purchase of intangible assets	(29)	(45)
Proceeds from sale of intangible assets	5	95
Purchase of equity investments	(9)	(6)
Proceeds from sale of equity investments	30	11
Purchase of businesses, net of cash acquired	–	(24)
Investment in associates and joint ventures	–	(10)
Interest received	78	69
Dividends from associates and joint ventures	2	5

Net cash outflow from investing activities	(295)	(195)

Cash flow from financing activities
(Increase)/decrease in liquid investments	(20)	10
Proceeds from own shares for employee share options	43	45
Issue of share capital	118	100
Purchase of Treasury shares	(642)	(305)
Increase in long-term loans	983	–
Net repayment of short-term loans	(715)	(584)
Net repayment of obligations under finance leases	(13)	(10)
Interest paid	(150)	(85)
Dividends paid to shareholders	(785)	(791)
Dividends paid to minority interests	(11)	(17)
Other financing cash flows	14	(26)

Net cash outflow from financing activities	(1,178)	(1,663)

Decrease in cash and bank overdrafts in the period	(88)	(736)

Exchange adjustments	(24)	(215)
Cash and bank overdrafts at beginning of period	1,689	4,494

Cash and bank overdrafts at end of period	1,577	3,543

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	1,894	3,782
Overdrafts	(317)	(239)

	1,577	3,543

CASH FLOW STATEMENT
Six months ended 30th June 2007

	H1 2007	H1 2006	2006
	£m	£m	£m

Profit after tax	2,888	2,867	5,498
Tax on profits	1,151	1,200	2,301
Share of after tax profits of associates and joint ventures	(26)	(27)	(56)
Finance income/expense	82	45	65
Depreciation and other non-cash items	524	584	1,138
Increase in working capital	(195)	(171)	(471)
Decrease in other net liabilities	(510)	(355)	(272)

Cash generated from operations	3,914	4,143	8,203
Taxation paid	(979)	(1,239)	(3,846)

Net cash inflow from operating activities	2,935	2,904	4,357

Cash flow from investing activities
Purchase of property, plant and equipment	(684)	(528)	(1,366)
Proceeds from sale of property, plant and equipment	19	17	43
Purchase of intangible assets	(425)	(81)	(224)
Proceeds from sale of intangible assets	5	107	175
Purchase of equity investments	(150)	(13)	(57)
Proceeds from sale of equity investments	44	16	32
Share transactions with minority shareholders	–	–	(157)
Purchase of businesses, net of cash acquired	(233)	(24)	(273)
Disposals of businesses and interests in associates	–	3	5
Investment in associates and joint ventures	–	(7)	(13)
Interest received	137	139	299
Dividends from associates and joint ventures	6	7	15

Net cash outflow from investing activities	(1,281)	(364)	(1,521)

Cash flow from financing activities
Decrease/(increase) in liquid investments	14	10	(55)
Proceeds from own shares for employee share options	84	103	151
Issue of share capital	332	224	316
Purchase of Treasury shares	(1,217)	(505)	(1,348)
Increase in long-term loans	983	–	–
Net repayment of short-term loans	(275)	(917)	(739)
Net repayment of obligations under finance leases	(22)	(17)	(34)
Interest paid	(174)	(173)	(414)
Dividends paid to shareholders	(1,456)	(1,359)	(2,598)
Dividends paid to minority interests	(67)	(66)	(87)
Other financing cash flows	(24)	(50)	16

Net cash outflow from financing activities	(1,822)	(2,750)	(4,792)

Decrease in cash and bank overdrafts in the period	(168)	(210)	(1,956)
Exchange adjustments	(17)	(219)	(254)
Cash and bank overdrafts at beginning of period	1,762	3,972	3,972

Cash and bank overdrafts at end of period	1,577	3,543	1,762

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	1,894	3,782	2,005
Overdrafts	(317)	(239)	(243)

	1,577	3,543	1,762

RECONCILIATION OF CASH FLOW TO MOVEMENTS IN NET DEBT

	H1 2007	H1 2006	2006
	£m	£m	£m

Net debt at beginning of the period	(2,450)	(1,237)	(1,237)

Decrease in cash and bank overdrafts	(168)	(210)	(1,956)
Cash (inflow)/outflow from liquid investments	(14)	(10)	55
Net increase in long-term loans	(983)	–	–
Net repayment of short-term loans	275	917	739
Net repayment of obligations under finance leases	22	17	34
Exchange adjustments	56	(124)	(9)
Other non-cash movements	(20)	(8)	(76)

(Increase)/decrease in net debt	(832)	582	(1,213)

Net debt at end of the period	(3,282)	(655)	(2,450)

FINANCIAL REVIEW – CASH FLOW

Cash generated from operations was £2,108 million in Q2 2007. This represents an increase of £27 million compared with Q2 2006. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on property, plant and equipment and dividend payments to shareholders, together amounting to £1,880 million. During the quarter cash flow benefited by £983 million from the issue of a nominal £1 billion sterling bond in the European market. Receipts of £161 million arose from the exercise of share options: £43 million from shares held by the ESOP Trusts and £118 million from the issue of new shares. In addition, £642 million was spent in the period on purchasing the company's shares to be held as Treasury shares.

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiaries, associates and joint ventures into sterling and period-end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	H1 2007	H1 2006	2006
Average rates:
£/US$	1.97	1.79	1.85
£/Euro	1.48	1.45	1.47
£/Yen	237	207	215
Period-end rates:
£/US$	2.01	1.85	1.96
£/Euro	1.49	1.45	1.48
£/Yen	248	211	233

During H1 2007, average sterling exchange rates were stronger against the US dollar, the Euro and the Yen compared with 2006. Comparing H1 2007 period-end rates with H1 2006 period-end rates, sterling was also stronger against the US dollar, the Euro and the Yen.

LEGAL MATTERS

The Group is involved in various legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation concerning sales, marketing and pricing. The Group makes provision for those proceedings on a regular basis and may make additional significant provisions for such legal proceedings, as required in the event of further developments in those matters, consistent with generally accepted accounting principles. Litigation, particularly in the USA, is inherently unpredictable and excessive awards that may not be justified by the evidence can occur. The Group could in the future incur judgments or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Group’s financial condition, results of operations and cash flows.

Intellectual property claims include challenges to the validity of the patents on various of the Group’s products or processes and assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequence of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.

At 30th June 2007, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 12) was £1.1 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Developments since the date of the Annual Report as previously updated by the Legal matters section of the Results Announcement for the first quarter of 2007 include:

Intellectual property

With respect to the Group’s patent infringement action against Ranbaxy Laboratories in respect of Valtrex, the case has been settled on terms that permit Ranbaxy to enter the market in late 2009 (taking into account expected paediatric exclusivity with respect to the Group’s basic composition of matter patent).

With respect to the Group’s patent infringement actions against Teva Pharmaceuticals and Dr. Reddy’s Laboratories in respect of Avandia, on 1st June 2007 the Group voluntarily dismissed its infringement claims in respect of the patent covering the maleate salt form of rosiglitazone (the active ingredient in Avandia). The Group will proceed to trial against Teva only on the basic compound patent which expires in 2012 (taking into account paediatric exclusivity). Since Dr. Reddy's had not challenged the basic compound patent, the dismissal of the maleate salt claim dismissed all claims against Dr. Reddy's. The trial date for the infringement action against Teva has been postponed to 13th November 2007.

A new US patent covering a delayed and controlled release formulation of paroxetine hydrochloride (Paxil CR) was issued to the Group in June 2007 and filed in the FDA Orange Book. On 25th June the Group filed an action in the US District Court for the District of New Jersey against Mylan Pharmaceuticals for infringement of that newly issued patent, including a motion for a temporary restraining order (TRO) preventing Mylan from launching their generic form of Paxil CR. A hearing was held on the Group’s motion for the TRO on 26th June 2007 but as of the date of this announcement there has been no ruling on that motion. Mylan received final FDA approval for their generic version on 29th June 2007. Mylan has agreed not to launch its version until a hearing on a preliminary injunction has been held or until the motion for the TRO has been resolved.

Product liability

In May 2007, the New England Journal of Medicine (NEJM) published an article on Avandia in which the author, based on a meta-analysis of 42 clinical trials, raises concerns that use of the drug rosiglitazone (Avandia) may be associated with an increased risk of heart attack and cardiovascular death in comparison to the use of a placebo or other anti-diabetic therapies.

Following publication of the NEJM article, the Group has been named in product liability lawsuits on behalf of individuals and purported class action cases asserting consumer fraud and/or personal injury claims on behalf of purchasers and users of Avandia. All these actions are pending in federal district courts in the USA and all are at early stages.

Sales and marketing and regulation

In respect of the US Securities and Exchange Commission (SEC) investigation into the Group’s sales and marketing practices in Italy, in July 2007 the Group received a subpoena from the SEC calling for further information relating to the period 1999 to 2003. The Group is cooperating with the SEC and providing documents responsive to that subpoena.

Commercial and corporate

In June 2007, attorneys representing a purported class of purchasers of GSK securities filed a class action complaint against the Group and senior officers in the US District Court for the Southern District of New York alleging that the defendants violated US securities laws through failure to disclose adequately the Group’s own meta-analysis of clinical trial results in respect of Avandia. The action is in its early stages.

Developments with respect to tax matters are described in ‘Taxation’ on page 12.

ACCOUNTING PRESENTATION AND POLICIES

This unaudited Results Announcement containing condensed financial information for the three and six months ended 30th June 2007 is prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and the accounting policies set out in the Annual Report 2006, except that the following new accounting standards and interpretations have been implemented in 2007:

•	IFRS 7 ‘Financial instruments: disclosures’
•	Amendment to IAS 1 ‘Capital disclosures’
•	IFRIC 9 ‘Reassessment of embedded derivatives’
•	IFRIC 10 ‘Interim financial reporting and impairment’.

None of these has had a material impact on the current or prior periods.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of section 240 of the Companies Act 1985.

The income statement, statement of recognised income and expense and cash flow statement for the year ended, and the balance sheet at, 31st December 2006 have been derived from the full Group accounts published in the Annual Report 2006, which have been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

Data for market share and market growth rates are GSK estimates based on the most recent data from independent external sources and, where appropriate, are valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER unless otherwise stated.

INVESTOR INFORMATION

Announcement of Q2 2007 results
This Announcement was approved by the Board of Directors on Wednesday 25th July 2007.

Financial calendar
The company will announce third quarter 2007 results on 24th October 2007. The third interim dividend for 2007 will have an ex-dividend date of 31st October 2007 and a record date of 2nd November 2007. It will be paid on 10th January 2008.

Internet
This Announcement and other information about GSK are available on the company's website at: http://www.gsk.com.

INDEPENDENT REVIEW REPORT TO GLAXOSMITHKLINE PLC

Introduction

We have been instructed by the company to review the financial information for the three and six months ended 30th June 2007 which comprises the consolidated interim balance sheet as at 30th June 2007 and the related consolidated interim statements of income and cash flows for the three and six months then ended and the consolidated interim statement of recognised income and expense for the six months then ended and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors.

This interim report has been prepared in accordance with the International Accounting Standard 34, 'Interim Financial Reporting', which requires that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of this Results Announcement and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three and six months ended 30th June 2007.

PricewaterhouseCoopers LLP Chartered Accountants London 25th July 2007

Notes:

(a)	The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

Date: July 25, 2007

By:	/s/ Victoria Whyte

VICTORIA WHYTE

Authorised Signatory for and on behalf of GlaxoSmithKline plc